
May 20, 2024

Victor Hoo
Chief Executive Officer
VCI Global Ltd
B03-C-8 Menara 3A
KL Eco City, No. 3 Jalan Bangsar
59200 Kuala Lumpur

> **Re: VCI Global Ltd**
> **Registration Statement on Form F-3**
> **Filed May 17, 2024**
> **File No. 333-279521**

Dear Victor Hoo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey P. Wofford